# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paragon 28, Inc., CIK 0001531978
CUSIP: 69913P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14445 GRASSLANDS DRIVE, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-205170
Filed by CIK 0001938285

## Reporting persons
- Rosenthal Investment Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 6,914,165; sole dispositive power 0; shared dispositive power 6,914,165; aggregate amount beneficially owned 6,914,165 (8.4% of the class)
- Rosenthal Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 281,530; shared voting power 7,018,429; sole dispositive power 281,530; shared dispositive power 7,018,429; aggregate amount beneficially owned 7,299,959 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Paragon 28, Inc.
Address of issuer's principal executive offices: 14445 GRASSLANDS DRIVE, ENGLEWOOD, COLORADO, 80112.

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following Reporting Persons:

Rosenthal Investment Company, LLC
Lee Rosenthal
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 7865 Forest Keep Circle, Parker, CO 80134.
Citizenship: Rosenthal Investment Company, LLC is organized under the laws of Colorado. Lee Rosenthal is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the cover page.
Percent of class: See responses to Item 11 on the cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on the cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99 Joint Filing Agreement (previously filed)

## Signatures
- Rosenthal Investment Company, LLC: /s/ Lee Rosenthal, Manager (03/08/2024)
- Rosenthal Lee: /s/ Lee Rosenthal, Individual (03/08/2024)